# SÃO PAULO ALPARGATAS S.A.

04035418

São Paulo, July 5th, 2004

RECEIVED
2004 JUL -9 A 9:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

SUPPL

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários ( Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and recently distributed to its shareholders.

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

PROCESSED
JUL 12 2004
THOMSON
FINANCIAL

7/12

**LUCIMAR LIMA DE MENEZES**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 079/04 Livro Nº 1 Fls. 228

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, an authenticated copy of a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE MARKET**, which I will translate into English as follows:

[*Logo*] SÃO PAULO ALPARGATAS S.A.
A publicly held company
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
Under number 61.079.117/0001-05
Company Register No. 35 3000 25 270

NOTICE TO THE MARKET

The Management of SÃO PAULO ALPARGATAS S.A. hereby advises to the Shareholders and the market at large that Mr. *José Édison Barros Franco* has been elected as Chairman of Board of Directors, replacing Mr. *Fernando Tigre de Barros Rodrigues*, who resigned as Chairman of the Board on June 21, 2004. Under the terms of the main clause of Section 150 in Law 6404/76, the members of the Board of Directors also approved the election of Mrs. *Flávia Buarque de Almeida* to occupy the position as Acting Incumbent Member of the Board of Directors until the next General Meeting when the effective Incumbent Member will be elected.

São Paulo, June 23, 2004

FRANCISCO SILVÉRIO MORALES CESPEDE
Director, Relations with Investors

[*Logo*] abrasca
*associated company*

[*Logo*] LEVEL 1
MARKET
*Bolsa de Valores de São Paulo –*
[*The São Paulo Stock Exchange*]
Brazil

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

**_LUCIMAR LIMA DE MENEZES_**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7




NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, June 27, 2004

Lucimar Lima de Menezes

Receipt no.:036
Fees: R$54,60

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

*LUCIMAR LIMA DE MENEZES*
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7



As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, an authenticated copy of a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS**, which I will translate into English as follows:

[*Logo*] SÃO PAULO ALPARGATAS S.A.
A publicly-held company
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270

NOTICE TO THE SHAREHOLDERS
PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL

We hereby advise to the Shareholders that the Board of Directors, at a meeting held on April 30, 2004 decided to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount of R$5,665,619.68 (five million, six hundred and sixty-five thousand, six hundred and nineteen reais and sixty-eight centavos), being R$2.894 by lot of 1000 common shares and R$3.183 by lot of 1000 preferred shares.

Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2005. Banco Itaú S/A shall pay the referred interest on August 10, 2004 to the shareholders who subscribed on May 10, 2004, by means of credits in their relevant current accounts. The shares are to be traded "*ex-rights*" to the interests on own capital as from May 11, 2004.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

**LUCIMAR LIMA DE MENEZES**
**Tradutora Pública e Intérprete Comercial**
**Idioma Inglês**

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7



The Company further advises those shareholders who opt for the Special Taxation System-RET [*Regime Especial de Tributação*] to send a notice of their option by May 7, 2004 to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, April 30, 2004

FRANCISCO SILVÉRIO MORALES CESPEDE
Director, Relations with Investors

[*Logo*] LEVEL 1
MARKET
*Bolsa de Valores de São Paulo* –
[The São Paulo Stock Exchange]
Brazil

[*Logo*] abrasca
*associated company*

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, June 27, 2004

Lucimar Lima de Menezes

Receipt no.:036
Fees: R$84,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE COMERCIAL
SÃO PAULO - BRASIL